ADR file no. 82-2876

vnu

04 APR 15 AM 7:21

Press release

SUPPL

Date April 9, 2004

04024450

NEW SCHEDULING ORDER IN ACNIELSEN – IRI LAWSUIT

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced that the United States District Court for the Southern District of New York has entered a new scheduling order in the antitrust lawsuit by Information Resources, Inc. (IRI) against VNU's business unit, ACNielsen. The lawsuit was filed in July 1996.

The original scheduling order was signed by the Court on May 21, 2003. In January 2004 the Court vacated the scheduling order because IRI had failed to provide adequate discovery.

A trial date of April 18, 2005 has now been set under the new scheduling order signed by the Court.

VNU continues to believe that the claims brought against ACNielsen are without merit.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).

VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

dlw 4/20